Exhibit 99.1

32 Beulah Road, Norwood, South Australia 5067ACN112 202 883

Telephone: +61 8 8363 0388    Facsimile: +61 8 8132 0766    www.sundanceenergy.com.au

Sundance Energy Australia Limited ABN 76 112 202 883

FOR IMMEDIATE RELEASE

General Manager

The Company Announcements Office

Australian Securities Exchange

2P Reserves with PV10 of US$936.6 Million

Sundance Energy Australia Limited (ASX: SEA, Sundance) is pleased to announce its Proved and Probable Reserves (“2P Reserves”) at 31 December 2017, inclusive of 2P Reserves acquired in the recently announced Eagle Ford acquisition (the “Acquisition”).

Sundance’s estimated 2P Reserves, pro forma for the Acquisition, based on Nymex strip pricing, were prepared by Ryder Scott Company, L.P.

•                  2P Reserves at year-end 2017, pro forma for the Acquisition, of 170.7 mmboe with a pre-tax present value (discounted at 10%) (“PV10”) of approximately US$963.6 million or A$1.2 billion

•                  Proved reserves, pro forma for the Acquisition, at year-end 2017 of 100.9 MMboe with a PV10 of approximately US$706.3 million or A$904.7 million

•                  Sundance’s proved reserves were 22.4% proved developed producing by volume and 81% liquids (61% oil)

Eric McCrady, Sundance’s Managing Director and CEO, commented that “we are very pleased to be moving towards completion of this Acquisition on 23 April. The pro forma 2P Reserves that were independently estimated by Ryder Scott demonstrate the significant value this transaction has created for our shareholders. As we begin drilling we have the opportunity to prove additional reserves and value through our enhanced completion designs and potential cost savings.”

NYMEX strip (varying) pricing as of 31 December 2017, adjusted by lease for transportation fees and regional price differentials, used for the Reserves is shown in the following table:

Year	WTI Oil per bbl	Henry Hub Gas per Mcf
2018	59.36	2.82
2019	56.19	2.81
2020	53.76	2.82
2021	52.29	2.85
2022	51.70	2.89
2023 & thereafter	51.67	3.05

Footnotes and Definitions

Operating costs used in this report are based on operating expense records of Sundance.

Capital costs used in this report were provided by Sundance and are based on authorizations for expenditure and actual costs from recent activity.

Future net revenue is after deductions for Sundance’s share of production taxes, ad valorem taxes, capital costs, and operating expenses but before consideration of any income taxes.

“PV10” is defined as the discounted Net Revenues of the Company’s reserves using a 10% discount factor.

Reserves are estimated in US dollars. US dollars are converted at 1.2809 USD/AUD.

“1P Reserves” or “Proved Reserves” are defined as Reserves which have a high likelihood or a 90% probability that the quantities actually recovered will equal or exceed the estimate.

“2P Reserves” or “Probable Reserves” are defined as Reserves which have at least a 50% probability that the quantities actually recovered will equal or exceed the estimate.

“boe” is defined as barrel of oil equivalent, using the ratio of 6 mcf of Natural Gas to 1 bbl of Crude Oil. This is based on energy conversion and does not reflect the current economic difference between the value of 1 MCF of Natural Gas and 1 bbl of Crude Oil.

“m” is defined as a thousand.

“mmboe” is defined as a million barrels of oil equivalent.

For more information, please contact:

United States	Australia
Eric McCrady, Managing Director	Mike Hannell, Chairman
Tel: +1 (303) 543 5703	Tel: +61 8 8363 0388

About Sundance Energy Australia Limited

Sundance Energy Australia Limited (ASX: SEA) is an Adelaide-based, independent energy exploration company, with a wholly owned US subsidiary, Sundance Energy Inc., located in Denver, Colorado, USA.

The Company is focused on the acquisition and development of large, repeatable oil and natural gas resource plays in North America. Current activities are focused in the Eagle Ford and Mississippian/Woodford.

A comprehensive overview of the Company can be found on Sundance’s website at www.sundanceenergy.com.au.

Competent Person’s Statement

This presentation contains information on Sundance Energy’s reserves which has been reviewed by Stephen E. Gardner, a Professional Engineer employed by Ryder Scott Company, L.P. who practices under State of Colorado license number 44720. Mr. Gardner has consented to the inclusion of this information in the form and context in which it appears.

Summary Information

The following disclaimer applies to this document and any information contained in it (the “Information”). The Information in this presentation is of general background and does not purport to be complete. It should be read in conjunction with Sundance’s other periodic and continuous disclosure announcements lodged with ASX Limited, which are available at www.asx.com.au. You are advised to read this disclaimer carefully before reading or making any other use of this document or any information contained in this document. In accepting this document, you agree to be bound by the following terms and conditions including any modifications to them.

Forward Looking Statements

This presentation includes forward-looking statements. These statements relate to Sundance’s expectations, beliefs, intentions or strategies regarding the future. These statements can be identified by the use of words like “anticipate”, “believe”, “intend”, “estimate”, “expect”, “may”, “plan”, “project”, “will”, “should”, “seek” and similar words or expressions containing same.

The forward-looking statements reflect the Company’s views and assumptions with respect to future events as of the date of this presentation and are subject to a variety of unpredictable risks, uncertainties, and other unknowns. Actual and future results and trends could differ materially from those set forth in such statements due to various factors, many of which are beyond our ability to control or predict. Given these uncertainties, no one should place undue reliance on any forward looking statements attributable to Sundance, or any of its affiliates or persons acting on its behalf. Although every effort has been made to ensure this presentation sets forth a fair and accurate view, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.